UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SEC. 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SEC. 240.13D-2(a)
(Amendment No. ______)

FLORHAM CONSULTING CORP.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
340437102
(CUSIP Number)
Dov Perlysky c/o Educational Investors Corp. 845 Third Avenue, 6th Floor New York, New York 10022 (646) 290-5290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 340437102

1.	Names of Reporting Persons.
Dov Perlysky
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 11,627,270*
8.	Shared Voting Power -0-
9.	Sole Dispositive Power 11,627,270*
10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,627,270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 188.6%**
14.	Type of Reporting Person (See Instructions) IN
* This number represents (i) 100 shares of common stock of the Issuer owned directly by Mr. Perlysky; (ii) options to purchase 109,670 shares of common stock of the Issuer at an exercise price equal to $0.50 per share; (iii) 3,600,500 shares owned by Kinder Investments, L.P. (“Kinder”); (iv) 5,000 shares owned by Krovim, LLC (“Krovim”); (v) 150,000 shares of Series A Preferred Stock of the Issuer owned by Kinder, which automatically converts into an aggregate of 7,367,000 shares upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares; and (vi) warrants to purchase 545,000 shares at an exercise price of $0.05 owned by Krovim  that are exercisable on the earlier of June 30, 2011, and 70 days after a change in control of the Issuer. Upon the closing of the Reverse Merger (as defined herein) on December 31, 2009, a change in control of the Issuer has occurred.  The General Partner of Kinder and the Manager of Krovim is Nesher, LLC (“Nesher”). The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

** Based on 6,166,700 shares of common stock of the Issuer outstanding as of the date of this Schedule.

CUSIP No. 340437102

1.	Names of Reporting Persons.
Kinder Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 10,967,500*
8.	Shared Voting Power 0
9.	Sole Dispositive Power 10,967,500*
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,967,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 177.9%**
14.	Type of Reporting Person (See Instructions) PN
* This number represents: (i) 3,600,500 shares of common stock of the Issuer; and (iii) 150,000 shares of Series A Preferred Stock of the Issuer, which automatically convert into an aggregate of 7,367,000 shares of common stock upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

** Based on 6,166,700 shares of common stock of the Issuer outstanding as of the date of this Schedule.

Item 1.   Security and Issuer

Title of Class of Equity Securities: Common Stock, $.0001 par value

Address of Issuer:  845 Third Avenue, 6th Floor, New York, New York 10022

Item 2.   Identity and Background

On December 16, 2009, the Issuer executed an agreement and plan of merger (the “Merger Agreement”) among the Issuer, EII Acquisition Corp. (a newly formed acquisition subsidiary of the Issuer) (“Mergerco”), Educational Investors, Inc. (“EII”) and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”) pursuant to which Mergerco was merged with and into EII, with EII as the surviving corporation of the merger (the “Reverse Merger”), as a result of which EII became a wholly-owned subsidiary of the Issuer. Under the terms of the Merger Agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of the Issuer’s common stock, par value $.0001 per share (the “Common Stock”), (ii) options to acquire 2,558,968 additional shares of Common Stock, fifty percent (50%) of which have an initial exercise price of $0.50 per share and fifty percent (50%) of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the Merger Agreement, and (iii) 250,000 shares of the Issuer’s Series A Preferred Stock, with each share of Series A Preferred Stock automatically convertible into 49.11333 shares of Common Stock upon the filing by the Issuer of an amendment to its certificate of incorporation which increases the authorized shares of Common Stock to at least 50,000,000.

Dov Perlysky is one of the reporting persons in this Schedule 13D.  On December 31, 2009, the board of directors of EII granted Dov Perlysky 5-year options to purchase 100,000 (the “Perlysky EII Stock Options”) shares of EII common stock at an exercise price equal to $0.50 per share, as compensation for services performed on behalf of EII in his capacity as a director. The Perlysky EII Stock Options vest in full on the date of grant.  Under the Merger Agreement, the Perlysky EII Stock Options were converted into 5-year options to purchase an aggregate of 109,670 shares of Common Stock at an exercise price of $0.50, which vest in full on the date of grant.

Prior to the Reverse Merger, Mr. Perlysky owned 100 shares of Common Stock.  In addition, prior to the Reverse Merger, Krovim, LLC (“Krovim”) owned 5,000 shares of Common Stock and warrants to purchase 545,000 shares at an exercise price of $0.05 that are exercisable on the earlier of June 30, 2011, and 70 days after a change in control of the Issuer. Upon the closing of the Reverse Merger on December 31, 2009, a change in control of the Issuer has occurred.  The Manager of Krovim is Nesher, LLC (“Nesher”). The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

Kinder Investments, L.P. (“Kinder”) is another reporting person in this Schedule 13D.  Under the Merger Agreement, Kinder, as an EII Securityholder, was issued (i) 3,600,000 shares of Common Stock, and (ii) 150,000 shares of Series A Preferred Stock of the Issuer, each of which shares of Series A Preferred Stock shall be converted, on the basis of 49.11333 shares of Common Stock for each share of Series A Preferred Stock (an aggregate of 7,367,000 shares of Common Stock) automatically upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of Common Stock to not less than 50,000,000 shares.  Prior to the Reverse Merger, Kinder owned 500 shares of Common Stock.  The General Partner of Kinder is Nesher.  The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

Kinder is controlled by its Managing Member, Mr. Dov Perlysky (who is also a director of the Issuer).

The address for Mr. Perlysky and Kinder are as set forth below.

(a) Name:	Dov Perlysky
Kinder Investments, L.P.

(b) Address:	Mr. Perlysky’s address is c/o Educational Investors Corp., 845 Third Avenue, 6th Floor, New York, New York 10022. The address for Kinder is P.O. Box 339, Lawrence, New York 11559.

(c)	Name	Titles/Employment

	Dov Perlysky	Director of Florham Consulting Corp., 845 Third Avenue, 6th Floor, New York, New York 10022.

(d)           None of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the reporting persons have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Mr. Perlysky is an individual and citizen of the United States.
Kinder is an entity organized under the laws of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration

See Item 2 above.  A complete description of the transactions contemplated by the Merger Agreement is contained in the Current Report of Form 8-K of the Issuer, Date of Event: December 31, 2009, and all exhibits filed therein.

Item 4.   Purpose of Transaction

See Item 2 above. A complete description of the transactions contemplated by the Merger Agreement is contained in the Current Report of Form 8-K of the Issuer, Date of Event: December 31, 2009, and all exhibits filed therein.

(a)           Not applicable.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)           Not applicable.

(g)          Promptly following the date of this Schedule, the Issuer will file an Information Statement on Schedule 14C under the Exchange Act, and upon the effectiveness of such Information Statement and the expiration of the requisite 20 day period following mailing of such Information Statement to the Issuer’s shareholders, the Issuer will amend and restate its certificate of incorporation to, among other things: (i) increase its authorized Common Stock to 50,000,000 shares; and (ii) change the corporate name of the Issuer to “Educational Investors Corp.”.

(h)          Not applicable.

(i)           Not applicable.

(j)           Not applicable.

Item 5.   Interest in Securities of the Issuer

(a)  The aggregate number of shares of Common Stock to which this Schedule 13D relates is 11,627,270 shares with respect to Mr. Perlysky, representing 188.6% of the outstanding Common Stock of the Issuer as of the date of this Schedule. This number represents (i) 100 shares of common stock of the Issuer owned directly by Mr. Perlysky; (ii) options to purchase 109,670 shares of common stock of the Issuer at an exercise price equal to $0.50 per share; (iii) 3,600,500 shares owned by Kinder Investments, L.P. (“Kinder”); (iv) 5,000 shares owned by Krovim, LLC (“Krovim”); (v) 150,000 shares of Series A Preferred Stock of the Issuer owned by Kinder, which automatically converts into an aggregate of 7,367,000 shares upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares; and (vi) warrants to purchase 545,000 shares at an exercise price of $0.05 owned by Krovim that are exercisable on the earlier of June 30, 2011, and 70 days after a change in control of the Issuer. Upon the closing of the Reverse Merger on December 31, 2009, a change in control of the Issuer has occurred. The General Partner of Kinder and the Manager of Krovim is Nesher, LLC (“Nesher”). The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 10,967,500 shares with respect to Kinder, representing 177.9% of the outstanding Common Stock of the Issuer as of the date of this Schedule. This number represents (i) 3,600,500 shares of common stock of the Issuer; and (iii) 150,000 shares of Series A Preferred Stock of the Issuer, which automatically convert into an aggregate of 7,367,000 shares of common stock upon the filing by the Issuer of an amendment to its certificate of incorporation increasing its authorized shares of common stock to not less than 50,000,000 shares. The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

(b)  Mr. Perlysky has voting power over the shares of the Issuer’s common stock beneficially owned by Kinder. Mr. Perlysky has also been appointed as a Director of the Issuer, effective on the 10th day following the mailing of the Issuer’s Information Statement on Schedule 14f-1 to its shareholders or record.

(c)  See Item 2 above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 2 above.

Item 7.   Material to Be Filed as Exhibits

(1)           Not Applicable.

(2)           Not Applicable

(3)           Not Applicable.

{Signature Page Follows}

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

/s/ Dov Perlysky
Dov Perlysky
Date: January 11, 2010

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kinder Investments, L.P.

By: Nesher, LLC, its General Partner

By: /s/ Dov Perlysky
Name: Dov Perlysky
Title: Managing Member
Date: January 11, 2010